SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated July 28, 2005, relating to the appointment of a new chairman of the board of directors of the Registrant.

Exhibit 99.2:	Press announcement, dated July 29, 2005, containing the Registrant’s results of operations for the three months ended June 30, 2005.

Exhibit 99.3:	Press release, dated July 29, 2005, relating to the Registrant’s license to SAIFUN NROM of technology to expand its semiconductor business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: August 1, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated July 28, 2005, relating to the appointment of a new chairman of the board of directors of the Registrant.

Exhibit 99.2:	Press announcement, dated July 29, 2005, containing the Registrant’s results of operations for the three months ended June 30, 2005.

Exhibit 99.3:	Press release, dated July 29, 2005, relating to the Registrant’s license to SAIFUN NROM of technology to expand its semiconductor business.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

CHANGE OF CHAIRMAN

Semiconductor Manufacturing International Corporation (the “Company”) announces that in order to comply with code provision A2.1. of the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited regarding the segregation of the roles of chairman and chief executive officer of the Company, the board of directors of the Company (the “Board”) elected Professor Yang Yuan Wang (“Prof. Wang”), an existing independent non-executive director of the Company, as chairman of the Board (the “Chairman”) to succeed Dr. Richard Ru Gin Chang (“Dr. Chang”) with effect from July 28, 2005. Prof. Wang will remain as an independent non-executive director of the Company. Dr. Chang will remain as an executive director and the Chief Executive Officer of the Company.

Prof. Wang, age 70, has been a director of the Company since 2001. Prof. Wang has more than 40 years of experience related to the semiconductor industry. He is the chairman of the board of directors of Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Tianjin) Corporation and is also the Chief Scientist of the Microelectronics Research Institute at Beijing University. He is a fellow of the Chinese Academy of Sciences, of The Institute of Electrical and Electronics Engineers (USA) and of The Institute of Electrical Engineer (UK).

Prof. Wang has not entered into any services contract with the Company. Prof. Wang’s appointment as Chairman will cease upon his ceasing to be a director of the Company. In accordance with the Articles of Association of the Company, he will retire as a director at the Company’s 2007 annual general meeting of the shareholders and will then be eligible for re-election to hold office for an additional three years.

Prof. Wang currently is interested in 500,000 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Prof. Wang is not related to any director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

July 28, 2005

*	for identification only.

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (‘‘SMIC’’ or the ‘‘Company’’), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2005. Sales increased 12.3% in the second quarter of 2005 to $279.5 million from $248.8 million in the prior quarter. The Company reported an increase in capacity to 139,025 8-inch equivalent wafers per month and a utilization rate of 87% in the second quarter of 2005. Net loss increased to $40.4 million in the second quarter of 2005 compared to a loss of $30.0 million in the first quarter of 2005.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on July 29, 2005 in relation to its results for the three months ended June 30, 2004.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on July 29, 2005.

Set out below is a copy of the full text of the press release made in the United States by the Company on July 29, 2005 in relation to its results for the three months ended June 30, 2005.

SMIC REPORTS 2005 SECOND QUARTER RESULTS

Highlights

•	Sales increased to $279.5 million in 2Q05, up 12.3% from $248.8 million in 1Q05.

•	Capacity increased to 139,025 8-inch equivalent wafers per month.

•	Utilization rate increased to 87% in 2Q05 from 85% in 1Q05.

•	Compared to 1Q05, wafer shipments increased 16.0% to 330,499 8-inch equivalent wafers.

Shanghai, China — July 29, 2005. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (‘‘SMIC’’ or the ‘‘Company’’), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2005. Sales increased 12.3% in the second quarter of 2005 to $279.5 million from $248.8 million in the prior quarter. The Company reported an increase in capacity to 139,025 8-inch equivalent wafers per month and a utilization rate of 87% in the second quarter of 2005. Net loss increased to $40.4 million in the second quarter of 2005 compared to a loss of $30.0 million in the first quarter of 2005.

‘‘The second quarter of 2005 marked what we believe to be the trough of this current semiconductor cycle,’’ said Dr. Richard Chang, President and Chief Executive Officer of SMIC. ‘‘During this period, our financial performance was consistent with our expectations. Despite the general weakness in the semiconductor industry as a whole in particular the foundry sector, we continued to increase our revenues during the second quarter of 2005. Based on the demand forecasts provided by our customers, we believe that the second half of 2005 will be a period of financial growth and improvement and have increased our projected capital expenditure budget to $1.1 billion for 2005. With the semiconductor industry gearing up for a rebound in the second half of the year, we have secured an additional $600 million in financing which we believe, together with our expected cashflow from operations will be sufficient to cover our funding requirements for 2005 and into 2006.

During the quarter we added 20 new customers, over half of which came from Mainland China. We are pleased to see continuous progress from our customers in China.

On the technology front, our first customer products at 90nm are currently under qualification and remain on-schedule. Further along the technology roadmap, we are now developing our 65nm technology process flow in our 300mm fabs.

Today we are pleased to announce two separate projects. The first relates to a partnership which SMIC has formed with Saifun Semiconductors, Ltd. to license Saifun’s NROM® technology for the production of flash memory-based products. Our new flash-memory strategy will enable us to meet the increasing demand for flash-based products in the consumer electronics and telecommunication sectors.

The second project relates to the wafer reclamation project in Shanghai to produce solar power modules. We will start facility installation in the third quarter and anticipate equipment move-in during the fourth quarter.

In addition to our core foundry business, we will continue to look for ways to increase shareholder value and maximize our position as the leading foundry in China.’’

Conference call/Webcast announcement details

Date: July 29, 2005

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-614-2714 or HK 852-3002-1672 (Pass code: SMIC)

A live webcast of the 2005 second quarter announcement will be available at http://www.smics.com under the ‘‘Investor Relations’’ section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, ‘‘forward-looking statements’’ within the meaning of the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like ‘‘believe,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project’’ and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the ‘‘Risk Factors’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ sections, its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, its annual report on Form 20-F, filed with the SEC on June 28, 2005 and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Investor Relations Department	Investor Relations Department
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3619	Fax: 86-21-5080-3619

Summary:

	2Q05	1Q05	QoQ	2Q04	YoY
	Amounts in US$ thousands, except for per share, per ADS, percentages and operating rata
Sales	279,500	248,808	12.3%	220,988	26.5%
Cost of sales	273,111	233,696	16.9%	158,247	72.6%
Gross profit	6,389	15,112	-57.7%	62,741	-89.8%
Operating expenses	38,469	37,086	3.7%	26,351	46.0%
Income (loss) from operations	(32,081)	(21,974)	46.0%	36,390	—
Other income (expenses)	(8,234)	(8,012)	2.8%	(2,225)	270.1%
Income tax	118	9	1259.3%	—	—
Net income (loss) after income taxes	(40,433)	(29,995)	34.8%	34,165	-218.4%
Minority interest	(12)	—	—	—	—
Income (loss) attributable to holders of ordinary shares	(40,445)	(29,995)	34.8%	34,165	—

Gross margin	2.3%	6.1%		28.4%
Operating margin	-11.5%	-8.8%		16.5%

Basic EPS — per ordinary share(1)	($0.0022)	($0.0017)		$0.0019
Basic EPS — per ADS	($0.1113)	($0.0831)		$0.0955
Diluted EPS — per ordinary share	($0.0022)	($0.0017)		$0.0019
Diluted EPS — per ADS	($0.1113)	($0.0831)		$0.0941

Wafers shipped (in 8” wafers)(2)	330,499	284,912	16.0%	201,534	64.0%
Blended ASP	$807	$829	-2.7%	$1,034	-22.0%
Logic ASP(3)	$938	$967	-3.0%	$1,089	-13.9%
Capacity utilization	87%	85%		99%

Note:

(1)	Based on weighted average ordinary shares of 18,169 million in 2Q05, 18,054 million in 1Q05 and 17,897 million in 2Q04

(2)	Including copper interconnects

(3)	Excluding copper interconnects

•	Sales increased to $279.5 million in 2Q05, up 12.3% QoQ from $248.8 million in 1Q05 and up 26.5% YoY from $221.0 million in 2Q04. Key factors leading to these increases were the following:

•	increased capacity to 139,025 8-inch equivalent wafers;

•	increased 8-inch equivalent wafer shipments to 330,499, up 16.0% QoQ from 284,912 in 1Q05; and

•	increased utilization rate to 87%.

•	The Company has retroactively reclassified certain expenses to disclose financial performance in a manner consistent with the practices of other high-tech companies. All figures presented herein have given effect, where applicable, to this reclassification. Amortization expenses, largely related to the patent cross-license agreement relating to the settlement of the litigation and other license agreements, previously classified in Cost of sales and Research and development have been reclassified into a single line item, Amortization of intangible assets under operating expenses. The impact of the reclassification of expenses in 1Q05 resulted in a decrease in Cost of sales of $6.6 million, a decrease in Research and development expenses of $3.3 million and an increase in Amortization of intangible assets expenses of $9.9 million.

•	After giving effect to the reclassification, Cost of sales increased to $273.1 million in 2Q05, up 16.9% QoQ from $233.7 million in 1Q05, primarily due to the increase in wafer shipments and depreciation expenses.

•	Gross profit decreased to $6.4 million in 2Q05, down 57.7% QoQ from $15.1 million in 1Q05.

•	After giving effect to the reclassification, Gross margins decreased to 2.3% in 2Q05 from 6.1% in 1Q05, primarily due to the increase in depreciation expenses and a lower blended ASP, which was the result of a decline in pricing of DRAM products and general industry softness.

•	After giving effect to the reclassification, R&D expenses increased to $16.3 million in 2Q05, up 11.6% QoQ from $14.6 million in 1Q05, primarily due to 90nm and 65nm research and development activities.

•	G&A expenses including foreign exchange decreased to $5.4 million in 2Q05, down 18.1% QoQ from $6.6 million in 1Q05, primarily due to a decrease in legal fees.

•	Selling & marketing expenses increased to $3.0 million in 2Q05, up 20.8% QoQ from $2.5 million in 1Q05, primarily due to an increase in engineering materials associated with sales activities.

•	Amortization of intangible assets as a result of the new classification was $10.1 million in 2Q05, up 2.2% QoQ from $9.9 million in 1Q05.

•	Loss from operations was $32.1 million in 2Q05 from a loss from operations of $22.0 million in 1Q05.

•	Other non-operating loss increased to $8.2 million in 2Q05 from a loss of $8.0 million in 1Q05, primarily due to an increase in interest expense.

•	Interest expense increased to $9.0 million in 2Q05, up 16.7% QoQ from $7.7 million in 1Q05, primarily due to the increase in bank borrowings.

•	Net foreign exchange gain of $0.9 million based on a foreign exchange gain of $2.5 million in G&A and a foreign exchange loss of $1.6 million relating to non-operating activities resulting from financing or investment transactions (i.e. forward contracts) classified as other income (expenses).

•	Net loss of $40.4 million in 2Q05 from a loss of $30.0 million in 1Q05.

1.	Analysis of revenues

Sales analysis

	2Q05	1Q05	4Q04	3Q04	2Q04
By Application
Computer	39.8%	36.8%	26.8%	20.5%	22.5%
Communications	40.4%	44.5%	58.1%	57.2%	54.3%
Consumer	15.2%	13.6%	10.2%	17.1%	17.1%
Others	4.6%	5.1%	4.9%	5.2%	6.1%

	2Q05	1Q05	4Q04	3Q04	2Q04
By Device
Logic (including copper interconnect)	58.9%	61.9%	75.1%	77.6%	73.5%
DRAM(1)	36.5%	33.0%	20.4%	17.5%	20.8%
Other (mask making & probing, etc.)	4.6%	5.1%	4.5%	4.9%	5.7%

	2Q05	1Q05	4Q04	3Q04	2Q04
By Customer Type
Fabless semiconductor companies	42.2%	48.1%	50.2%	35.3%	36.1%
Integrated device manufacturers (IDM)	55.2%	49.6%	47.5%	56.3%	54.8%
System companies and others	2.6%	2.3%	2.3%	8.4%	9.1%

	2Q05	1Q05	4Q04	3Q04	2Q04
By Geography
North America	40.8%	40.4%	34.9%	41.8%	44.0%
Asia Pacific (ex. Japan)	26.3%	26.9%	43.5%	31.5%	26.5%
Japan	6.0%	8.0%	8.8%	15.6%	16.2%
Europe	26.9%	24.7%	12.8%	11.1%	13.3%

Wafer revenue analysis

	2Q05	1Q05	4Q04	3Q04	2Q04
By Technology (logic, DRAM & copper interconnect only)
0.13µm	44.5%	29.2%	13.8%	11.9%	9.9%
0.15µm	2.5%	12.5%	14.9%	13.2%	13.3%
0.18µm	40.7%	40.3%	33.6%	46.2%	48.6%
0.25µm	3.9%	4.6%	6.0%	6.4%	8.3%
0.35µm	8.4%	13.4%	31.7%	22.3%	19.9%

	2Q05	1Q05	4Q04	3Q04	2Q04
By Logic Only(2)
0.13µm	12.6%	5.4%	2.4%	1.8%	0.9%
0.15µm	4.8%	2.2%	5.3%	4.6%	3.9%
0.18µm	59.4%	59.8%	38.2%	56.2%	63.0%
0.25µm	7.1%	7.1%	7.8%	6.1%	3.1%
0.35µm	16.1%	25.5%	46.3%	31.3%	29.1%

Note:

(1)	Previously referred to as “Memory”. However, all historical reported figures in this category have consisted of only DRAM devices

(2)	Excluding 0.13µm copper interconnects

•	Percentage of sales generated from European customers grew the most during the period, increasing to 26.9% in 2Q05 from 24.7% in 1Q05.

•	Percentage of wafer revenues from 0.18mm and below technologies increased to 87.7% of sales in 2Q05, as compared with 82.0% in 1Q05 and 71.8% in 2Q04.

•	Percentage of logic only wafer revenues from 0.18µm and below technologies increased to 76.8% of logic only sales in 2Q05, as compared with 67.4% in 1Q05 and 67.8% in 2Q04.

•	Percentage of logic only wafer revenues from 0.13µm increased to 12.6% of logic only sales in 2Q05 from 5.4% in 1Q05. Percentage of logic only wafer revenues from 0.35µm decreased to 16.1% of logic only sales in 2Q05 from 25.5% in 1Q05.

Capacity:

Fab/(Wafer Size)	2Q05(1)	1Q05(1)
Fab 1 (8”)	45,000	45,731
Fab 2 (8”)	43,045	40,000
Fab 4 (12”)	16,787	10,220
Fab 7 (8”)	15,000	16,221

Total monthly wafer fabrication capacity	119,832	112,172

Copper Interconnects:
Fab 3 (8”)	19,193	19,000

Total monthly copper interconnect capacity	19,193	19,000

Note:

(1)	Wafers per month at the end of the period in 8” equivalent wafers

•	As of the end of 2Q05, monthly capacity, based on the product mix, increased to 139,025 8-inch equivalent wafers.

Shipment and utilization:

8” wafers	2Q05	1Q05	4Q04	3Q04	2Q04
Wafer shipments including copper interconnects	330,499	284,912	303,796	263,808	201,534
Utilization rate(1)	87%	85%	95%	99%	99%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 330,499 units of 8-inch equivalent wafers in 2Q05, up 16.0% QoQ from 284,912 units of 8-inch equivalent wafers in 1Q05, and up 64.0% YoY from 201,534 8-inch equivalent wafers in 2Q04.

•	Utilization rate increased to 87%.

Blended average selling price trend

The blended ASP decreased to $807 in 2Q05 from $829 in 1Q05 and $1,034 in 2Q04, mainly due to a decline in pricing of DRAM products and general industry softness.

Logic average selling price trend

(excluding 0.13µm copper interconnects)

The logic ASP (excluding 0.13µm copper interconnects) decreased to $938 in 2Q05 from $967 in 1Q05 and $1,089 in 2Q04, mainly due to general industry softness and a tough pricing environment for foundries.

2.	Detailed financial analysis

Gross profit analysis

	2Q05	1Q05	QoQ	2Q04	YoY
	Amounts in US$ thousands
Cost of sales	273,111	233,696	16.9%	158,247	72.6%
Depreciation	171,216	145,307	17.8%	83,990	103.9%
Other manufacturing costs	101,895	88,389	15.3%	74,257	37.2%
Gross profit	6,389	15,112	-57.7%	62,741	-89.8%
Gross margin	2.3%	6.1%		28.4%

•	After giving effect to the reclassification, Cost of sales increased to $273.1 million in 2Q05, up 16.9% QoQ from $233.7 million in 1Q05, primarily due to the increase in wafer shipments and depreciation expenses.

•	Gross profit decreased to $6.4 million in 2Q05, down 57.7% QoQ from $15.1 million in 1Q05.

•	After giving effect to the reclassification, Gross margins decreased to 2.3% in 2Q05 from 6.1% in 1Q05, primarily due to the increase in depreciation expenses and a lower blended ASP, which was the result of a decline in pricing of DRAM products and general industry softness.

Operating expense analysis

	2Q05	1Q05	QoQ	2Q04	YoY
	Amounts in US$ thousands
Total operating expenses	38,469	37,086	3.7%	26,351	46.0%
Research and development	16,344	14,646	11.6%	11,261	45.1%
General and administrative	5,397	6,591	-18.1%	6,019	-10.3%
Selling and marketing	3,012	2,494	20.8%	1,940	55.3%
Amortization of intangible assets	10,082	9,869	2.2%	3,532	185.5%
Amortization of deferred stock compensation	3,634	3,487	4.2%	3,599	1.0%

•	Total operating expenses increased to $38.5 million in 2Q05, up 3.7% QoQ from $37.1 million in 1Q05.

•	After giving effect to the reclassification, R&D expenses increased to $16.3 million in 2Q05, up 11.6% QoQ from $14.6 million in 1Q05, primarily due to 90nm and 65nm research and development activities.

•	G&A expenses including foreign exchange decreased to $5.4 million in 2Q05, down 18.1% QoQ from $6.6 million in 1Q05, primarily due to a decrease in legal fees.

•	Selling & marketing expenses increased to $3.0 million in 2Q05, up 20.8% QoQ from $2.5 million in 1Q05, primarily due to an increase in engineering materials associated with sales activities.

•	Amortization of intangible assets as a result of the new classification was $10.1 million in 2Q05, up 2.2% QoQ from $9.9 million in 1Q05.

Other income (expenses)

	2Q05	1Q05	QoQ	2Q04	YoY
	Amounts in US$ thousands
Other income (expenses)	(8,234)	(8,012)	2.8%	(2,225)	270.1%
Interest income	2,030	1,928	5.3%	2,733	-25.7%
Interest expense	(8,971)	(7,688)	16.7%	(2,760)	225.1%
Other, net	(1,293)	(2,252)	-42.6%	(2,198)	-41.1%

•	Other non-operating loss increased to $8.2 million in 2Q05 from a loss of $8.0 million in 1Q05, primarily due to an increase in interest expense.

•	Interest expense increased to $9.0 million in 2Q05, up 16.7% QoQ from $7.7 million in 1Q05, primarily due to the increase in bank borrowings.

3.	Liquidity

	2Q05	1Q05
	Amounts in US$ thousands
Cash and cash equivalents	576,292	438,802
Short term investments	2,768	10,349
Accounts receivable	196,132	180,878
Inventory	176,502	174,525
Others	16,397	8,565
Total current assets	968,091	813,119
Accounts payable	249,595	333,442
Short-term borrowings	224,000	133,499
Current portion of long-term debt	228,625	228,625
Others	96,746	88,872
Total current liabilities	798,966	784,438
Cash Ratio	0.7x	0.6x
Quick Ratio	1.0x	0.8x
Current Ratio	1.2x	1.0x

•	Cash and cash equivalents increased to $576.3 million from $438.8 million, primarily due to the increase in bank borrowings.

Receivable/Inventory days outstanding trends

Capital Structure

	2Q05	1Q05
	Amounts in US$ thousands
Cash and cash equivalents	576,292	438,802
Short-term investment	2,768	10,349
Current portion of promissory note	19,090	4,833
Promissory note	116,204	129,310
Short-term borrowings	224,000	133,499
Current portion of long-term debt	228,625	228,625
Long-term debt	511,807	411,824
Total debt	964,432	773,948
Net cash	(520,666)	(458,940)
Shareholders’ equity	3,053,111	3,086,256
Total debt to equity ratio	31.6%	25.1%

•	Total debt increased to $964.4 million in 2Q05 compared with $773.9 million in 1Q05, primarily due to the increase in bank borrowings.

•	Total debt-to-equity ratio increased to 31.6% in 2Q05 from 25.1% in 1Q05.

4.	Cashflow & Capex

	2Q05	1Q05
	Amounts in US$ thousands
Net loss	(40,445)	(29,995)
Depreciation & amortization	185,978	166,243
Amortization of acquired intangible assets	10,082	9,869
Net change in cash	137,491	(168,371)

Capex plans

•	Capital expenditures for 2Q05 and 1H05 were $141.3 million and $484.4 million, respectively.

•	Planned capital expenditures for 2005 have been increased to approximately $1.1 billion and will be adjusted based on market conditions.

5.	3Q05 guidance

•	Wafer shipments expected to increase by 7.5%-9.5%.

•	Utilization expected to increase to the range of 90-93%.

•	Blended ASP expected to increase by 8%-10%.

•	Gross margins expected to increase to the range of 12%-15%.

•	Operating expenses as a percentage of sales expected to be in the mid-teens.

•	Amortization of intangible assets expected to be approximately $11 million.

•	Other expenses expected to be approximately $10 million.

•	Capital expenditures expected to be in the range of $200-240 million.

•	Depreciation and amortization expected to be in the range of $200-210 million.

•	Amortization of deferred stock compensation charge expected to be approximately $7 million, of which $4 million will be charged to operating expenses and $3 million to cost of sales.

6.	Recent announcements

•	SMIC Licenses SAIFUN NROM® Technology to Expand its Semiconductor Business [2005-07-28]

•	Change of Chairman [2005-07-28]

•	SMIC and SYNOPSYS Announce Reference Design Flow 2.0 [2005-07-20]

•	SMIC and Magma Forge Design Service Partnership to Offer Integrated RTL-to-GDSII Design Solution and Services for Nanometer Processes [2005-06-28]

•	SMIC Adds New Design Kit for its 0.18µm CMOS Process for Use with Agilent Technologies’ EDA Software [2005-06-09]

•	SMIC Beijing Secures Financing for Expansion [2005-05-26]

•	SMIC ARM926EJ Processor Chip Successfully Validated [2005-05-25]

•	Annual General Meeting held on May 6, 2005 Poll Results [2005-05-06]

•	SMIC and UTAC to Establish Semiconductor Assembly and Testing Facility in China [2005-05-03]

•	SMIC Reports 2005 First Quarter Results [2005-04-29]

•	Qualified Accountant Waiver [2005-04-29]

•	SMIC Joins ARM Connected Community [2005-04-27]

Please visit SMIC’s website http://www.smics.com for further details regarding the above announcements.

SMIC FINANCIALS

CONSOLIDATED BALANCE SHEET

	As of the end of
	June 30, 2005	March 31, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Assets
Current assets:
Cash and cash equivalents	576,292,179	438,801,533
Short term investments	2,768,085	10,349,390
Accounts receivable, net of allowances of $109,362 and $342,768 respectively	196,132,014	180,877,544
Inventories	176,502,315	174,525,252
Prepaid expense and other current assets	14,564,660	6,732,846
Assets held for sale	1,831,972	1,831,972

Total current assets	968,091,225	813,118,537

Land use rights, net	38,758,108	38,976,538
Plant and equipment, net	3,309,941,020	3,354,240,115
Acquired intangible assets, net	192,817,289	202,682,671
Long-term investment	9,524,730	2,810,309

TOTAL ASSETS	4,519,132,372	4,411,828,170

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	249,594,589	333,442,304
Accrued expenses and other current liabilities	77,655,608	84,038,636
Short-term borrowings	224,000,435	133,498,761
Current portion of promissory note	19,090,094	4,833,421
Current portion of long-term debt	228,625,170	228,625,170

Total current liabilities	798,965,896	784,438,292

Long-term liabilities:
Promissory note	116,203,745	129,309,552
Long-term debt	511,806,547	411,824,480

Total long-term liabilities	628,010,292	541,134,032

Total liabilities	1,426,976,188	1,325,572,324

Commitments
Minority interest	39,044,852	—
Stockholders’ equity:
Ordinary shares, $0.0004 per value, 50,000,000,000 shares authorized, shares issued and outstanding 18,246,615,105 and 18,233,297,823 respectively	7,298,647	7,293,320
Warrants	32,387	32,387
Additional paid-in capital	3,289,932,622	3,289,197,990
Notes receivable from stockholders	(287,629)	(339,157)
Accumulated other comprehensive income	67,782	245,959
Deferred stock compensation	(37,107,243)	(43,794,707)
Accumulated deficit	(206,825,234)	(166,379,946)

Total stockholders’ equity	3,053,111,332	3,086,255,846

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,519,132,372	4,411,828,170

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended
	June 30, 2005	March 31, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Sales	279,500,151	248,808,088
Cost of sales	270,068,286	230,522,130
Cost of sales — Amortization of deferred stock compensation	3,043,259	3,173,661

Gross profit	6,388,606	15,112,297

Operating expenses:
Research and development	16,343,815	14,645,779
General and administrative	5,396,571	6,591,065
Selling and marketing	3,012,598	2,493,753
Amortization of intangible assets	10,081,688	9,868,813
Amortization of deferred stock compensation*	3,634,441	3,486,827

Total operating expense	38,469,113	37,086,238

	For the three months ended
	June 30, 2005	March 31, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Loss from operations	(32,080,507)	(21,973,941)
Other income (expenses):
Interest income	2,029,899	1,928,135
Interest expense	(8,970,776)	(7,688,304)
Others, net	(1,293,508)	(2,252,173)

Total other income (expenses), net	(8,234,385)	(8,012,342)

Net loss before income taxes	(40,314,892)	(29,986,283)

Income tax	118,449	8,714
Minority interest	(11,947)	—

Net loss	(40,445,288)	(29,994,997)

Deemed dividends on preference shares	—	—

Loss attributable to holders of ordinary shares	(40,445,288)	(29,994,997)

Loss per share, basic	(0.0022)	(0.0017)
Loss per ADS, basic (1)	(0.1113)	(0.0831)
Loss per share, diluted	(0.0022)	(0.0017)
Loss per ADS, diluted (1)	(0.1113)	(0.0831)
Ordinary shares used in calculating basic income per ordinary share (in millions)	18,169	18,054

Ordinary shares used in calculating diluted income per ordinary share (in millions)	18,169	18,054

*Amortization of deferred stock compensation related to:
Research and development	1,246,376	1,309,708
General and administrative	1,810,959	1,573,391
Selling and marketing	577,106	603,728

Total	3,634,441	3,486,827

(1)	1 ADS equals 50 ordinary shares.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	June 30, 2005	March 31, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Operating activities:
Loss attributable to holders of ordinary shares	(40,445,288)	(29,994,997)

Deemed dividends on preference shares	—	—
Net loss	(40,445,288)	(29,994,997)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	11,947	—
Gain (loss) on disposal of plant and equipment	23,609	(3,434)
(Reversal of) Bad debt expense	(233,406)	(762,397)
Depreciation and amortization	185,977,726	166,242,887
Amortization of acquired intangible assets	10,081,688	9,868,813
Amortization of deferred stock compensation	6,677,700	6,660,488
Non-cash interest expense on promissory notes	1,150,866	1,173,682
Loss on long-term investment	5,579	69,691
Changes in operating assets and liabilities:
Accounts receivable	(15,021,064)	(10,926,860)
Inventories	(1,977,063)	(30,507,400)
Prepaid expense and other current assets	(7,684,704)	5,873,806
Accounts payable	(872,935)	8,296,980
Income tax payable	—	(152,000)
Accrued expenses and other current liabilities	(2,661,260)	13,982,097

Net cash provided by operating activities	135,033,395	139,821,356

Investing activities:
Purchases of plant and equipment	(227,154,585)	(248,495,009)
Purchases of acquired intangible assets	(2,353,756)	(2,400,500)
Purchase of short-term investments	(2,416,480)	—
Proceeds paid for long-term investment	(6,720,000)	(2,880,000)
Sale of short-term investments	10,000,000	9,932,932
Proceeds received for assets held for sale	1,111,677	1,878,435
Proceeds from disposal of plant and equipment	—	1,089

Net cash used in investing activities	(227,533,144)	(241,963,053)

Financing activities:
Proceeds from short-term borrowings	145,540,347	28,475,559
Proceeds from long-term debt	99,943,394	92,498,781
Repayment of promissory notes	—	(25,000,000)
Repayment of long-term debt	—	(124,474,375)
Repayment of short-term debt	(55,000,000)	(50,000,000)
Proceeds from exercise of employee stock options	777,415	196,032
Collection of notes receivables from employees	51,529	52,218
Proceeds from minority interest shareholders	39,000,025	12,082,400

Net cash provided by financing activities	230,312,710	(66,169,385)

Effect of foreign exchange rate changes	(322,315)	(59,955)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	137,490,646	(168,371,037)
CASH AND CASH EQUIVALENTS, beginning of period	438,801,533	607,172,570

CASH AND CASH EQUIVALENTS, end of period	576,292,179	438,801,533

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

By order of the Board Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

July 29, 2005

*	For identification only

Exhibit 99.3

Contacts: Marsha Shalvi Tel: +972-989-28444x871 +972-544-942180 marshas@saifun.com

America & Europe:

Reiko Chang

Tel: +86 (21) 5080 2000 ext 10544

E-mail: PR@smics.com

Asia Pacific & Other regions:

Angela Miao

Tel: +86 (21) 5080 2000 ext 10088

Fax: +86 (21) 5080 2868

E-mail: PR@smics.com

SMIC Licenses SAIFUN NROM Technology to Expand

its Semiconductor Business

World-Leading Semiconductor Foundry to offer NROM

Two and Four Bit-Per-Cell Technology

Shanghai and Netanya, July 29 2005 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and HKSE: 981), a world-leading semiconductor foundry, and SAIFUN Semiconductors, a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market, today announced that SMIC has licensed SAIFUN NROM® technology for production of flash memory-based products.

“SMIC has successfully used its DRAM filler strategy to navigate through the semiconductor industry’s recent downturn and has sought a filler strategy for its advanced logic fabs. SMIC believes that Saifun’s NROM technology, which is primarily based on an advanced logic process, will be ideal to fill this role,” said Mr. Marco Mora, Chief Operating Officer of SMIC. “SMIC is excited about partnering with a recognized innovator in the flash memory market by entering into license and design service agreements. These agreements will allow us to maintain our leadership position and to offer leading-edge NVM solutions.”

“With this agreement, SMIC joins other leading semiconductor manufacturers that are adopting our technology to expand their business and maintain their competitive edge,” said Kobi Rozengarten, President of SAIFUN Semiconductors. “The Chinese semiconductor market is an extremely important and high-potential market for us and we are proud that SMIC, the leader in this market, chose SAIFUN as its technology partner. We are confident that the combination of SMIC resources and NROM technology will set new standards in the industry.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies licensing Saifun NROM are Infineon Technologies, Macronix International, Sony Corporation, Spansion, and Tower Semiconductors.